Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), January 23, 2024

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the non-public corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and of the Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market.

In a Board of Directors’ meeting of the Company held on January 23, 2024, it was agreed to amend the Manual for the Management of Information of Interest to the Market (Manual de Manejo de Información de Interés para el Mercado), the new version of which will be sent to this Commission and published on the Company's website (www.arauco.com).

The aforementioned amendment does not have an effect on the Company’s financial situation.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

Celulosa Arauco y Constitución S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions